September 23, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anne Nguyen Parker, Branch Chief, Division of Corporate Finance

Re:	Osage Exploration and Development, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
Form 10-Q for Fiscal Quarter Ended March 31, 2014
Filed May 15, 2014
File No. 0-52718

Dear Ms. Nguyen Parker:

We are in receipt of your letter of September 9, 2014. We are preparing our response and will provide our reply on or before September 25, 2014.

Sincerely,

Osage Exploration and Development, Inc.

/s/ KIM BRADFORD
Kim Bradford
President and Chief Executive Officer

Executive Offices:  2445 Fifth Avenue, Suite 310, San Diego, CA 92101

Phone:  (619) 677-3956      Fax:  (619) 677-3964

www.osageexploration.com